Exhibit 99.2
Compensation Policy – Directors
1.	Introduction
The purpose of the Wix.com Ltd. (“Wix”) Compensation Policy – Directors (the “Policy”) is to describe Wix’s overall compensation strategy for the non-employee members of its Board of Directors (the “Directors”), and to provide guidelines for setting the compensation of its Directors.  The Policy is adopted in accordance with the requirements of Israel’s Companies Law, 5759-1999 (the “Companies Law”).

This Policy applies to compensation agreements and arrangements with Directors that are adopted after the effective date of this Policy.

All compensation arrangements of Directors are to be approved in the manner prescribed by applicable law as in effect at the time the arrangement is entered into.  Any relief or exemption from applicable rules governing this Policy that becomes effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Directors, whether or not a Wix employee, or any third party any right or privilege in connection with their employment by, or engagement with, Wix.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).
2.	Compensation Committee Independence
The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the applicable composition and independence rules of the Companies Law and/or The NASDAQ Stock Market (“NASDAQ”) as in effect from time to time.
3.	Overall Strategy
Wix believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Directors.

The Policy is designed to offer Directors a compensation package that is competitive with other companies in Wix’s industry and jurisdiction of operation.
4.	Factors for Examining Compensation Terms
In setting the compensation of Directors, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Director
•	the Director’s position, responsibilities and prior compensation arrangements;
•	data of other NASDAQ and NYSE peer companies (including U.S.-based companies), including companies in the industry and/or geographic market, and compensation for comparably situated Directors;
•	the degree of responsibility imposed on the Directors;
•	the need to retain Directors who have relevant skills, know-how or unique expertise;
•	accounting and tax considerations and implications;
•
the relation between the engagement terms of the Directors and the average and median salary of Wix’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.
In order to maintain their independent status, the Compensation Committee and the Board of Directors will generally refrain from granting Directors performance-related equity awards or including Directors in pension schemes or similar plans.

The Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in preparing, collecting and analyzing applicable wage surveys and other relevant data; framing the appropriate parameters to be considered; and evaluating the different parameters.
5.	Compensation Terms of Directors
A.	Annual Retainer and Fees
All Directors, excluding the External Directors (as defined in the Companies Law)1, shall be entitled to compensation, as shall be determined from time to time and approved by the Compensation Committee, the Board of Directors and the Company's shareholders.

All Directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and committees thereof and travelling on behalf of Wix consistent with Wix policy regarding such matters.

1 As per the amendments to the Israeli Companies Regulations (Relief for Companies Traded on a Stock Exchange Outside of Israel), 5760-2000 (the “Relief Regulations”) adopted by the Israeli Ministry of Justice on April 2016, the Company may comply solely with the applicable SEC and NASDAQ independent director requirements and audit committee and compensation committee composition requirements, and is no longer required to appoint External Directors (as defined in the Companies Law) and follow the equivalent requirements of the Companies Law in this respect. In the event Company elects in the future to appoint External Directors, the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 will be applicable.

B.	Equity-Based Compensation
Overview. The Compensation Committee, the Board of Directors and the shareholders may grant to Directors equity-based compensation in any form permitted under Wix’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares and restricted share units (RSUs).  All grants of equity-based compensation to Directors following the effective date of this Policy shall be approved in the manner prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee, the Board of Directors and the shareholders shall approve the terms of award grants to Directors in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Directors shall generally be subject to a vesting period of no less than 1 year.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Wix.

Value of Equity-Based Compensation.  The maximum annual value for equity-based compensation granted to a Director shall not exceed $0.5 million, $0.625 million in the case of the lead independent director, or $0.75 million in the case of the Chairman of the Board of Directors. The annual value of the equity-based component shall be calculated at the time of grant (in the same manner valued for purposes of the financial statements) divided equally over the period of vesting (e.g., if the vesting period is three years, 33.33% of the value shall be attributable to each of the three years).

The Compensation Committee and the Board of Directors shall not have discretion to limit, at the time of exercise, the value of equity-based compensation that was granted.

The value of the variable compensation components (consisting of equity-based long-term incentives) shall reflect not less than 40% of a Director’s total compensation package on an annual basis.
C.	Benefits
The Directors shall be entitled to D&O indemnification, insurance and exculpation to the maximum permitted by applicable law.

In addition, Wix may offer additional benefits to the Directors, including, without limitation, telecommunication and electronic devices and communication expenses and “runoff” and other insurances.  For the avoidance of doubt, the grant of registration rights to a Director shall not be deemed a service benefit for any purpose.
6.	Forfeiture and Clawback Policy
To reflect sound corporate governance, Wix’s forfeiture and clawback policy relating to Director compensation allows for the Board of Directors or Compensation Committee, at its discretion, to determine that a Director’s rights, payments and benefits with respect to an equity award granted to such Director, shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or other conditions of the equity award. Such events may include, but shall not be limited to, termination of service with or without cause, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Director, or restatement of the Company’s financial statements to reflect adverse results from previously released financial statements, as a consequence of errors, omissions, fraud or misconduct. This forfeiture and clawback policy is applicable to all rights, payments and benefits with respect to an equity award paid during the three-year period preceding the date on which any of the specified event above occurs (or in the case of restatement of the Company’s financial statements, the date on which the Company is required to prepare the accounting restatement).

Notwithstanding the above, the Board of Directors’ or Compensation Committee’s authority to reduce, cancel, forfeit, rescind or recoup a Director’s rights, payments and benefits with respect to an equity award, will not apply in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or
•
the Board of Directors or Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient, or not in the best interest of the company.

The Board of Directors or Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

7.	Shareholding Guidelines for Directors

In order to align the interests of the Directors with the long-term growth of the Company, Directors shall be required to beneficially own shares of the Company (excluding unvested equity) equal to at least 500% of the annual base retainer given to each non-executive Director. The Directors are expected to satisfy these shareholding guidelines within four years of the effective date of this policy, i.e. June 26, 2024 (and for Directors appointed after the effective date of this policy, four years from his or her respective date of appointment) and maintain such shareholding guidelines throughout their service as Directors.
8.	Change of Control Special Arrangements
The Compensation Committee and the Board of Directors may determine that a Director shall be entitled to the following benefits in the event his/her service is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Wix:

•	acceleration of vesting of outstanding options and other equity awards; and
•	extension of the exercise period of options and other equity awards held by Directors for a period of up to 24 months following the date of service termination.
9.	Indemnification, Insurance and Exculpation of Directors
Wix may indemnify, insure and exculpate the Directors to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Directors; provided, that without the approval of Wix’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $150 million (and $40 million in the case of side A coverage).
10.	Recommendation, Review and Approval of Policy
The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, as of the effective date of the Policy, to amend or restate the Policy.

Adopted by the Company on November 6, 2019

Effective as of June 26, 2020